November 12, 2008

Mr. William C-L Friar
Senior Financial Analyst
Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
Washington, D.C. 20549

Re:	Capital Bank Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2008
File No. 000-30062

Dear Mr. Friar:

This letter responds to your comment letter of November 9, 2008 regarding the above-referenced filings made by Capital Bank Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

We enclose a revised version of the preliminary proxy statement marked to show the changes that we will make in response to the Commission’s comments in the definitive proxy statement. In addition, as discussed with Matt McNair, we have revised the proxy statement to allow our shareholders the ability to also vote by telephone or over the Internet.

Preliminary Proxy Statement on Schedule 14A

1.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

RESPONSE:

In response to this comment, we have revised our proxy statement to include the financial information required by Item 13(a) of Schedule 14A through incorporation by reference of this information as permitted by Item 13(b) of Schedule 14A. This disclosure appears on page 13 of the attached revised proxy statement.

We do expect the proceeds of the sale of securities to the Treasury Department to have a material impact on our financial statements and have included a pro forma balance sheet in the revised proxy statement. This disclosure appears on pages 8-10 of the attached revised proxy statement.

Mr. William C-L Friar – page 2
Securities and Exchange Commission
November 12, 2008

2.
Please disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and the range of proceeds using 1% and 3% of your company's risk weighted assets as of the most recent practicable date.

RESPONSE:

We have revised the proxy statement to reflect this comment. This disclosure appears on page 8 of the attached revised proxy statement.

3.	Please discuss how your participation in the Capital Purchase Program may:

a.	dilute the interests of your existing common shareholders, and

RESPONSE:

We have revised the proxy statement to reflect this comment. This disclosure appears on page 12 of the attached revised proxy statement.

b.	require you to expand your board of directors to accommodate Treasury Department appointments to it.

RESPONSE:

We have revised the proxy statement to reflect this comment. This disclosure appears on page 11 of the attached revised proxy statement.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

RESPONSE:

We received oral notification from the Treasury Department on November 6, 2008 that they have approved our application. Therefore, we have not revised our proxy statement to reflect this comment.

5.
Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. We note your disclosure on page 7 regarding Treasury's executive compensation standards.

RESPONSE:

We have revised the proxy statement to reflect this comment. This disclosure appears on page 12 of the attached revised proxy statement.

6.
In the first full paragraph on page 8, ("In conjunction with the purchase of Senior ...) please disclose the price of the company's stock as of a recent date or the 20 day average as of a recent period.

RESPONSE:

We have revised the proxy statement to reflect this comment. This disclosure appears on page 11 of the attached revised proxy statement.

* * * *

Mr. William C-L Friar – page 3
Securities and Exchange Commission
November 12, 2008

As requested in your November 9, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone (919-645-3494) or email at (gyarber@capitalbank.com).

Sincerely,

/s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer

ATTACHMENT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  ☑

Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☑	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

CAPITAL BANK CORPORATION
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

333 Fayetteville Street
Raleigh, North Carolina 27601

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To Be Held on December 10 , 2008

To Our Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders of Capital Bank Corporation, which we are holding on December 10, 2008, at 3:00 p.m. at Capital Bank Plaza located at the Third Floor Conference Center, 333 Fayetteville Street, Raleigh, NC 27601 for the following purposes:

(1)	To approve an amendment to the Company’s Articles of Incorporation to authorize 100,000 shares of preferred stock.

(2)	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

Shareholders of record at the close of business on November 10, 2008 are entitled to notice and to vote at the Special Meeting and any and all adjournments or postponements of the meeting.

It is important that your shares be represented at the meeting, regardless of the number of shares you may hold. Even though you may plan to attend the meeting in person, please submit voting instructions for your shares promptly using the directions on your proxy card to vote by one of the following methods: (1) by telephone, by calling the toll-free telephone number printed on your proxy card; (2) over the Internet, by accessing the website address printed on your proxy card; or (3) complete and return the enclosed proxy in the envelope provided.

By Order of the Board of Directors

B. Grant Yarber
Chief Executive Officer
Raleigh, North Carolina
November 12 , 2008

CAPITAL BANK CORPORATION
333 Fayetteville Street
Raleigh, North Carolina 27601

PROXY STATEMENT

Special Meeting of Shareholders To Be Held on December 10 , 2008

This Proxy Statement and the accompanying proxy card are being furnished to shareholders of Capital Bank Corporation (the “Company”) on or about November 14 , 2008, in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”) for use at the Special Meeting of Shareholders (the “Special Meeting”) to be held on December 10 , 2008, at 3:00 p.m. at Capital Bank Plaza , Third Floor Conference Center, 333 Fayetteville Street, Raleigh, NC 27601 , and at any adjournment or postponement. The Company will bear the cost of this solicitation, including the preparation, printing and mailing of the proxy statement, proxy card and any additional soliciting materials sent by the Company to shareholders. The Company has engaged The Altman Group, Inc. to assist in the distribution of proxy materials and the solicitation of proxies by mail, telephone, facsimile, or personal meetings. The Company estimates the fees of The Altman Group, Inc. to be $8,000 plus expenses. Certain Company officers, directors, and employees may also assist with solicitation efforts; they will not receive any extra compensation for these activities.

Purposes of the Special Meeting

The principal purposes of the meeting are:

•	to approve an amendment to the Company’s Articles of Incorporation to authorize 100,000 shares of preferred stock; and

•	to transact such other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

How You Can Vote

You may vote shares by proxy or in person using one of the following methods:

•	filing written notice of revocation with the Secretary of the Company;

•	duly executing a subsequent proxy and filing it with the Secretary of the Company before the revoked proxy is exercised;

Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised. Proxies may be revoked by:

•	filing written notice of revocation with the Secretary of the Company;

•	duly executing a subsequent proxy and filing it with the Secretary of the Company before the revoked proxy is exercised;

•	timely submitting new voting instructions by telephone or over the Internet as described above; or

•	attending the Special Meeting and voting in person.

If the proxy card is signed and returned, but voting directions are not made, the proxy will be voted in favor of the proposals set forth in the accompanying proxy card and described in this Proxy Statement.

Record Date

The Board has fixed the close of business on November 10, 2008 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and all adjournments or postponements of the Special Meeting. As of the close of business on November 10, 2008, the Company had outstanding 11,227,085  shares of its common stock, no par value per share (the “Common Stock”), the holders of which, or their proxies, are entitled to one vote per share.

Quorum Required

A quorum must be present at the meeting before business can be conducted. The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote at the Special Meeting will constitute a quorum. Shares represented by a proxy with instructions to withhold authority to vote or to abstain from voting on any matter will be considered present for purposes of determining the existence of a quorum. Shares represented by a proxy as to which a broker, bank, custodian or other nominee has indicated that it does not have discretionary authority to vote on any matter (sometimes referred to as a “broker non-vote”) will also be considered present for purposes of determining the existence of a quorum.

Vote Required

Assuming the existence of a quorum, the amendment to the Articles of Incorporation will be approved if the number of shares voted in favor of the proposal to approve the amendment to the Articles of Incorporation exceeds the number of shares voted against. As such, abstentions and broker non-votes will not affect the outcome of the vote.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of November 10 , 2008 regarding shares of Common Stock owned of record or known by the Company to be owned beneficially by (i) each director, (ii) each executive officer named in the Summary Compensation Table in the proxy statement, dated April 24, 2008, relating to the Annual Meeting of the Company’s shareholders held on May 22, 2008, (iii) all those known by the Company to beneficially own more than 5% of the Common Stock, and (iv) all directors and executive officers as a group. The persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent that such power may be shared with a spouse or as otherwise set forth in the footnotes. The mailing address of each of the directors and executive officers is in care of the Company’s address.

The percentages shown below have been calculated based on 11,227,085 total shares of Common Stock outstanding as of November 10 , 2008.

Name of Beneficial Owner	Aggregate Number of Shares Beneficially Owned (1)(2)	Number of Shares Acquirable within 60 Days (3)	Percent of Class

5% Shareholders
Maurice J. Koury (4)	920,201	–	8.20%

Jeffrey L. Gendell (5): Tontine Financial Partners, LP and Tontine Management, LLC Tontine Overseas Associates, LLC	747,077 176,865	– –	6.65% 1.58%

Directors
Charles F. Atkins (6)	83,051	9,500	*
James A. Barnwell, Jr.	85,940	–	*
Leopold I. Cohen (7)	44,602	10,250	*
John F. Grimes, III (8)	25,675	2,000	*
Robert L. Jones (9)	45,824	11,000	*
O. A. Keller, III (10)	133,702	17,800	1.35%
Oscar A. Keller, Jr. (11)	84,779	13,000	*
Ernest A. Koury, Jr. (12)	3,935	–	*
James G. McClure, Jr. (13)	61,192	–	*
James D. Moser, Jr. (14)	53,176	3,000	*
George R. Perkins, III (15)	111,920	9,500	1.08%
Don W. Perry (16)	70,036	10,000	*
Carl H. Ricker, Jr. (17)	329,304	5,487	2.98%
Richard H. Shirley	69,792	–	*
J. Rex Thomas (18)	35,937	10,250	*
Samuel J. Wornom, III (19)	50,490	12,250	*
B. Grant Yarber (20)	13,797	33,000	*

Named Executive Officers
Michael R. Moore (21)	5,651	1,600	*
Mark J. Redmond (22)	4,123	7,000	*
David C. Morgan (23)	–	10,500	*
All directors and executive officers as a group (20 persons) (24)	1,312,926	166, 137	12.98%

* Less than one percent

(1)
The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power. Beneficial ownership may be disclaimed as to certain of the securities.

(2)
Amounts do not include the number of stock units credited to the account of each nonemployee director participating in the Company’s Amended and Restated Deferred Compensation Plan for Outside Directors. These units are payable, at the sole discretion of the Company, either in shares of Common Stock or cash following termination of service or, in certain circumstances, on a date designated by the participant, and do not have current voting or investment power. The number of stock units credited to the accounts of the directors and director nominees as of October 28, 2008, is as follows: 3,175 stock units for Mr. Atkins; 8,337 stock units for Mr. Cohen; 3,237 stock units for Mr. Grimes; 3,112 stock units for Mr. Jones; 24,450 stock units for Mr. O. A. Keller, III; 2,458 stock units for Mr. McClure; 3,593 stock units for Mr. Moser; 2,878 stock units for Mr. Perkins; 3,650 stock units for Mr. Perry; 4,289 stock units for Mr. Ricker; 3,297 stock units for Mr. Thomas; and 12,424 stock units for Mr. Wornom.

(3)
Reflects the number of shares of Common Stock that could be purchased by exercise of options to purchase Common Stock on October 28, 2008 or within 60 days thereafter. Any shares that a person has the right to acquire within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(4)
The number of shares beneficially owned and the description of such ownership contained herein based solely on review of Schedule 13G filed with the SEC on February 11, 2008, which shows that: (a) Maurice J. Koury is the beneficial owner of an aggregate of 920,201 shares of Common Stock, which includes 774,945 shares held in Mr. Koury’s own name and 145,256 shares held by the Maurice & Ann Koury Charitable Trust, a charitable remainder trust in which Mr. Koury is the sole trustee; and (b) the aggregate number of shares of Common Stock does not include 42,608 shares held by the Maurice J. Koury Foundation, Inc. (the “Foundation”) and 39,260 shares held by Carolina Hosiery Mills, Inc. Mr. Koury is one of four directors and president of the Foundation; and a director, president and 23.6% shareholder of Carolina Hosiery Mills. Mr. Koury may have input into decisions concerning the voting power over the shares held by the Foundation and Carolina Hosiery Mills in certain limited circumstances. The business address of Mr. Koury is P.O. Drawer 850, Burlington, North Carolina 27216. Mr. Koury is the uncle of Ernest A. Koury, Jr., one of the Company’s directors.

(5)
The number of shares beneficially owned and the description of such ownership contained herein based solely on review of Schedule 13G/A filed with the SEC on February 1, 2008, which shows that: (a) Tontine Financial Partners, LP, a Delaware limited partnership (“TFP”), and Tontine Management, LLC, a Delaware limited liability company (“TM”), share beneficial ownership of 747,077 shares of Common Stock; (b) Tontine Overseas Associates, LLC, a Delaware limited liability company (“TOA”), which serves as the investment manager to TFP Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands (“TFPO”), beneficially owns 176,865 shares of Common Stock; and (c) Jeffrey L. Gendell may be deemed to be the beneficial owner of the aggregate of 923,942 shares of Common Stock beneficially owned by TFP, TM and TFPO as a result of his status as managing member of TM (the general partner of TFP, with the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock) and managing member of TOA. The address of the principal business and principal office of TFP, TM and TFPO is 55 Railroad Avenue, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(6)
Includes 50,100 shares held by AGA Corporation, of which Mr. Atkins owns 19.8% of the outstanding stock; 12,136 shares held by AK&K Corporation, of which Mr. Atkins owns 25.0% of the outstanding stock; and 1,000 shares held by Taboys Corporation, a company wholly owned by Mr. Atkins. From time to time, the shares held by AGA Corporation and AK&K Corporation may be pledged in the ordinary course of business.

(7)
Includes 200 shares held by Mr. Cohen’s wife and 4,590 shares held in Mr. Cohen’s personal pension plan of Lee Iron and Metal Co., Inc., a company in which Mr. Cohen and his family are the principal shareholders.

(8)	Includes 2,560 shares held by Mr. Grimes’ wife, 3,200 shares held in an Individual Retirement Account (“IRA”), and 1,100 shares held by Mr. Grimes’ wife in her IRA.

(9)
Includes 1,200 shares held by Mr. Jones’ wife, 2,000 shares held in an IRA, 34,188 shares held by the Sheridan Trust in which Mr. Jones is the sole trustee, and 6,000 shares held by the Robert L. Jones Charitable Foundation.

(10)	Includes 20,074 shares held jointly with Mr. Keller’s wife, 27,066 shares held in IRAs, and 4,456 shares held as custodian by Mr. Keller for his children and grandchildren.

(11)
Includes 51,500 shares held jointly with Mr. Keller’s wife and 22,500 shares held by Parkview Retirement Home, Inc., a company wholly owned by Mr. Keller. Oscar A. Keller, Jr. is the father of O. A. Keller, III.

(12)	Includes 1,500 shares held as custodian for Mr. Koury’s daughter.

(13)	Includes 17,776 shares held jointly with Mr. McClure’s wife, 5,381 shares held by Mr. McClure’s wife, and 38,035 shares held in IRAs.

(14)	Includes 8,192 shares held by Mr. Moser’s wife, and 400 shares held in IRAs.

(15)	Includes 64,115 shares held by Mr. Perkins’ father, for which Mr. Perkins has a proxy to vote. From time to time, the shares held by Mr. Perkins may be pledged in the ordinary course of business.

(16)
Includes 7,500 shares held by Mr. Perry’s wife, 900 shares held as custodian for Mr. Perry’s minor child, and 44,265 shares held by Lee Brick & Tile Company, of which Mr. Perry owns 4.0% of the outstanding ownership interests.

(17)	Includes 80 shares held in an IRA.

(18)	Includes 15,041 shares held by Mr. Thomas’ wife.

(19)	Includes 2,222 shares held in trust for the benefit of Mr. Wornom’s two grandchildren, of which Mr. Wornom serves as a trustee, and 4,553 shares held by a family limited partnership.

(20)
Includes 500 shares held jointly with Mr. Yarber’s wife, 600 shares held as custodian for Mr. Yarber’s minor children, 2,470 shares held in an IRA, and 2,417 shares held in the Capital Bank 401(k) Retirement Plan. Amount shown does not include 6,000 shares of restricted stock granted on December 20, 2007, which remain unvested.

(21)	Includes 4,400 shares held in an IRA.

(22)	Includes 1,923 shares held in an IRA. Amount shown does not include 4,000 shares of restricted stock granted on December 20, 2007, which remain unvested.

(23)	Amount shown does not include 4,000 shares of restricted stock granted on December 20, 2007, which remain unvested.

(24)
Includes all shares reflected in this table as beneficially owned by each director of the Company, and by Mr. Yarber, Mr. Moore, Mr. Redmond and Mr. Morgan, each of whom is a named executive officer of the Company.

PROPOSAL: AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION
TO AUTHORIZE PREFERRED STOCK

The Board has unanimously approved and recommended to the Company’s shareholders an amendment to the Company’s Articles of Incorporation to authorize 100,000 shares of preferred stock, no par value per share (“Preferred Stock”), which may be issued by the Company in the future with such rights, preferences and designations as determined by the Board without further shareholder action. Currently, the Company has authorized capital of 20,000,000 shares designated as Common Stock. As of November 10, 2008, there were 11,227,085 shares of Common Stock outstanding. The Company’s Articles of Incorporation currently do not authorize the issuance of preferred stock. If this proposal is approved, 100,000 shares of Preferred Stock will be authorized effective upon the filing of the Articles of Amendment with the North Carolina Secretary of State. The full text of the proposed amendment is set forth in the proposed Articles of Amendment included herein as Appendix A.

The Board believes that the availability of authorized and undesignated preferred stock will provide the Company with a capital structure better suited to meet its short- and long-term capital needs. Shares of the Preferred Stock may be issued in the Capital Purchase Program offered by the United States Treasury (the “Treasury”), and the Company may consider issuing Preferred Stock in the future for purposes of raising additional capital or in connection with acquisition transactions. Although the Board presently contemplates no particular transaction involving the issuance of Preferred Stock other than participation in the Capital Purchase Program , the Board believes it is advisable and in the best interest of the Company to authorize the issuance of Preferred Stock for the principal reason of providing greater flexibility in financing the Company’s continued operations.

Purpose and Effects of the Amendment

The proposed amendment grants the Board the authority to issue shares of Preferred Stock in series with such rights (including voting, dividends and conversion), preferences and designations as it deems necessary or advisable without any action by the Company’s shareholders. This is commonly referred to as “blank check” preferred stock, which is available to and utilized by many corporations to satisfy their continuing capital requirements. The Preferred Stock would have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board from time to time. These rights would include, but not be limited to (i) the designation of each class or series and the number of shares that will constitute each such class or series; (ii) the dividend rate for each class or series; (iii) the price at which, and the terms and conditions on which, the shares of each class or series may be redeemed, if such shares are redeemable; (iv) the voting rights, if any, of shares of each class or series; and (v) the terms and conditions, if any, upon which shares of each class or series may be converted into shares of other classes or series of shares of the Company, or other securities.

Having the authority to create equity instruments with any number of provisions will provide the Company with the greatest possible flexibility in connection with possible future actions, such as stock dividends, financings, mergers, acquisitions or other purposes. For example, the availability of Preferred Stock will permit the Board to negotiate the precise terms of an equity investment by creating a new series of Preferred Stock without incurring the cost and delay of obtaining shareholder approval. All 100,000 shares of Preferred Stock would be available for issuance without further action by the shareholders of the Company, and the Company does not intend to seek shareholder approval prior to the issuance of any Preferred Stock, unless otherwise required by law or by the rules and policies of the Nasdaq Global Market. This flexibility will permit the Company to take advantage of market conditions as they occur and put the Company in a better position to effectively negotiate with and satisfy the precise financial criteria of any investor in a timely manner. If this proposal is approved, the Company intends to make the appropriate filings in the State of North Carolina and take any other action necessary to implement the Articles of Amendment.

The availability of undesignated Preferred Stock may have certain negative effects on the rights of the Company’s common shareholders. The actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of Common Stock cannot be stated until the Board determines the specific rights of the holders of such Preferred Stock. The proposed amendment will permit the Board, without future shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that are superior to and could adversely affect the voting power or other rights of the holders of Common Stock. Specifically, the Company will be in a position to issue securities which would grant to the holders thereof preferences or priorities over the holders of Common Stock with respect to, among other things, liquidation, dividends and voting. This could result in holders of Common Stock receiving less in the event of a liquidation, dissolution or other winding up of the Company, reduce the amount of funds, if any, available for dividends on Common Stock, and dilute the voting power of the holders of Common Stock.

Anti-takeover Effects of Preferred Stock

The authorized but unissued shares of Preferred Stock could also have anti-takeover effects. Under certain circumstances, any or all of the Preferred Stock could be used as a method of discouraging, delaying or preventing a change in control of the Company. For example, the Board could designate and issue a series of Preferred Stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of Common Stock or with rights and preferences that include special voting rights to veto a change in control. The Preferred Stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” For example, a class or series of Preferred Stock could be designated that would be convertible into Common Stock upon the acquisition by a third party of a specified percentage of the Company’s voting stock. Typically, under most shareholder rights plans, if a third party acquires 15% of a corporation’s voting stock, the shareholders of that corporation (other than the shareholder who purchased the more than 15% interest in the corporation) have the right to purchase shares of the common stock of the corporation at a discount to the market price. This results in dilution to a third party, both economically and in terms of its percentage ownership of the corporation’s shares. Accordingly, if the Articles of Amendment are adopted, the Board of Directors without further action by the Company’s shareholders would be able to implement a shareholder rights plan.

Use of the Preferred Stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by shareholders, even if such proposed actions would be beneficial to the Company’s shareholders. This could include discouraging bids for the Company even if such bid represents a premium over the Company’s then-existing trading price and thereby prevent shareholders from receiving the maximum value for their shares.

Other Company Provisions with Anti-takeover Effects

There are other provisions of the Company’s Articles of Incorporation and Bylaws that could have an anti-takeover effect, including: (i) the authority of the Board of Directors under the present Articles of Incorporation to issue up to a maximum of 8,124,639 shares of Common Stock presently available; (ii) the classified Board of Directors; (iii) the limited ability to call special meetings of shareholders; (iv) unanimous requirement for written consent of shareholders; (v) no cumulative voting for directors; (vi) concentration of ownership; (vii) federal securities laws; and (viii) the Bank Holding Company Act. These existing Company provisions may have certain anti-takeover effects, including that of making the Company a less attractive target for a “hostile” takeover bid or rendering more difficult or discouraging a merger proposal or the assumption of control through the acquisition of a large block of the Company’s Common Stock.

Authorized but Unissued Common Stock. The Company’s Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock. As of November 10 , 2008, there were 11,227,085 shares of Common Stock outstanding and 648,276 shares reserved for various purposes. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the Board’s ability to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control. This possibility may encourage persons seeking to acquire the Company to negotiate directly with the Board. The authorized but unissued Common Stock also could facilitate acquisitions by the Company.

Classified Board of Directors. A classified board may have an anti-takeover effect by making it more difficult for an entity that owns a majority of the Company’s shares (or which is able successfully to solicit a majority) to force an immediate change in the composition of a majority of the Company’s Board of Directors. The Company’s Articles of Incorporation have this feature and provide for the division of the Board into three classes, with each class elected to serve a term of three years, provided that there are at least nine directors. As a result of the classification, only one-third of the Board of Directors is elected each year, and thus even a majority shareholder cannot accomplish a change in control of the Company’s Board in less than two years. Consequently, the staggered board has the effect of delaying the time within which an acquirer may gain control of the Company’s Board of Directors. This delay factor is also likely to encourage potential acquirers to negotiate with the Board of Directors prior to attempting to gain control of the Company.

Limited Ability To Call Special Meetings of Shareholders. A potential acquirer may wish to call a special meeting of shareholders of a target to consider removing directors or to consider an acquisition offer. It could also call a meeting or series of meetings to harass management and disrupt the target’s business. Thus, limited rights of shareholders to call special meetings can have an anti-takeover effect. Shareholders of publicly traded North Carolina corporations, like the Company, are not entitled to call a special meeting of shareholders unless the corporation’s charter or bylaws authorize them to do so. The Company’s Bylaws provide that only the chief executive officer, president, secretary, or Board of Directors may call special meetings of the shareholders.

Unanimous Requirement for Written Consent of Shareholders. Shareholders of publicly traded North Carolina corporations may act without a meeting only by unanimous written consent. The Company’s Bylaws also require unanimous written consent for shareholder action without a meeting. As a practical matter, the requirement of unanimity makes it exceedingly difficult for a potential acquirer to accomplish its objective through a written consent with respect to a public company, which has a large number of shareholders.

No Cumulative Voting for Directors. Cumulative voting permits a shareholder to cumulate his total shareholder votes for a single candidate in an election of directors. For example, a shareholder holding 1,000 shares in an election for five directors could cumulate all 5,000 votes for one director. Cumulative voting may make it easier for a potential acquirer or dissident shareholder to gain a board seat. Consequently, some companies seek to limit or eliminate cumulative voting. Under North Carolina law, by virtue of the Company’s date of incorporation, its status as a public company, and the fact that its Articles of Incorporation do not give its shareholders the right to cumulate their votes, the Company’s shareholders are not entitled to cumulate their votes. In addition, the Company’s Bylaws specifically deny cumulative voting rights.

Concentration of Ownership. A concentration of ownership of shares of a company in friendly hands that would likely side with management may impede a potential acquirer’s ability to affect a change of control or business combination. For example, in some companies a significant block of shares may be held by management, an ESOP, or another group that is considered hostile to a takeover threat. As of October 28, 2008, directors and executive officers collectively hold beneficial ownership of approximately 12.98% of the Company’s Common Stock.

Federal Securities Laws. Various federal securities laws, rules and regulations, which regulate tender offers, proxy solicitations and disclosure of significant ownership of a company, have favorable aspects for a target company. The Company is afforded the benefit of these provisions by virtue of its status as a public company under the Securities Exchange Act of 1934.

Bank Holding Company Act. As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Section 3(a) of the BHC Act provides that it will be unlawful, except with the prior approval of the Board of Governors of the Federal Reserve System (the “FRB”), for any action to be taken that causes any company (i.e., a corporation, partnership, business trust, association or similar organization) to become a bank holding company. Section 2(a) of the BHC Act provides that a company will become a bank holding company by virtue of (i) directly or indirectly, or acting through one or more other persons, owning, controlling, or having the power to vote twenty-five percent or more of any class of voting securities of the bank holding company; (ii) controlling in any manner the election of a majority of the directors or trustees of the bank holding company; or (iii) the FRB determining, after notice and opportunity for hearing, that the company (so long as it owns at least five percent of any class of voting securities of the bank holding company), directly or indirectly, exercises a controlling influence over the management or policies of the bank holding company. Following the FRB’s approval for a company to become a bank holding company, such company will be subject to regulation, examination, reporting requirements, capital requirements, restrictions on the activities and businesses in which it may engage and other similar requirements and limitations as a bank-holding company.

Contemplated Use of Preferred Stock

The Board of Directors is contemplating using Preferred Stock to participate in the Capital Purchase Program (the “Program”) offered by the Treasury. Both the Company and its wholly-owned subsidiary, Capital Bank, currently meet all applicable regulatory capital requirements and remain well capitalized. However, based on the advantageous terms of the Program, the Board determined to apply for participation in order to maintain its strong position within the industry by accessing additional resources for lending and potential strategic acquisitions.

The Emergency Economic Stabilization Act of 2008 authorized the Treasury to establish the Program under which certain United States financial institutions may sell senior preferred stock and issue warrants to purchase an institution’s common stock to the Treasury in exchange for a capital infusion. Under the Program, eligible institutions can generally apply to issue preferred stock to the Treasury in aggregate amounts between 1% and 3% of the institution’s risk-weighted assets. This would permit the Company to apply for an investment by the Treasury between approximately $13.7 million and $42.9 million. On October 23, 2008, the Board authorized and approved the Company’s participation in the Program. In order to participate in the Program, the Board also authorized the Company to sell up to 42,900 shares of senior preferred stock (“Senior Preferred”) to the Treasury for $1,000 per share, subject to the pre-approval of this proposal by the Company’s shareholders. The estimated proceeds of the proposed sale of 42,900 shares of Preferred Stock are $42,900,000.

Pro Forma Impact of Capital Purchase Program

The following tables set forth our financial position as of September 30, 2008 and results of operations for the nine months ended September 30, 2008 and the year ended December 31, 2007:

•	on an actual basis; and

•
on an as adjusted basis to give effect to the sale of $13.7 million and $42.9 million of the Company’s Preferred Stock, which represents 1% and 3% of the Company’s risk-weighted assets, respectively, as part of its participation in the Program as described above.

The pro forma financial information below assumes that the Company received proceeds from the sale of Preferred Stock to the Treasury and deposited the funds into a noninterest bearing account during the periods presented. This pro forma impact does not represent the planned use of the Preferred Stock. If the investment is made by Treasury, these proceeds will be used by the Company to maintain its strong position within the industry by accessing additional resources for lending and potential strategic acquisitions. The financial impact and benefit to the Company from these alternatives is expected to be significant but has not been included in the pro forma financial information.

These tables should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements for the nine months ended September 30, 2008 included in our Quarterly Report on Form 10-Q for the quarter then ended and our audited consolidated financial statements for the year ended December 31, 2007 and related notes and other financial information included in our Annual Report on Form 10-K for the year then ended.

Condensed Consolidated Balance Sheets
	As of September 30, 2008 (Unaudited)
(Dollars in thousands except share data)	Actual	1% as Adjusted	3% as Adjusted

Assets
Cash and cash equivalents	$35,523	$49,223	$78,423
Investment securities – available for sale, at fair value	238,963	238,963	238,963
Investment securities – held to maturity, at amortized cost	5,347	5,347	5,347
Loans – net of unearned income and deferred fees	1,194,149	1,194,149	1,194,149
Allowance for loan losses	(14,017)	(14,017)	(14,017)
Net loans	1,180,132	1,180,132	1,180,132
Premises and equipment, net	20,701	20,701	20,701
Bank owned life insurance	22,215	22,215	22,215
Deposit premium and goodwill, net	62,575	62,575	62,575
Deferred tax assets	7,396	7,396	7,396
Accrued interest receivable	6,683	6,683	6,683
Other assets	14,867	14,867	14,867
Total assets	$1,594,402	$1,608,102	$1,637,302

Liabilities
Deposits:
Demand, noninterest bearing	$109,056	$109,056	$109,056
Savings and interest checking	176,396	176,396	176,396
Money market deposit accounts	198,391	198,391	198,391
Time deposits less than $100,000	463,498	463,498	463,498
Time deposits $100,000 and greater	250,380	250,380	250,380
Total deposits	1,197,721	1,197,721	1,197,721
Repurchase agreements and federal funds purchased	22,290	22,290	22,290
Borrowings	164,000	164,000	164,000
Subordinated debentures	30,930	30,930	30,930
Other liabilities	12,940	12,940	12,940
Total liabilities	1,427,881	1,427,881	1,427,881

Shareholders' Equity
Preferred stock, $100 par value; 100,000 shares authorized as adjusted, 13,700 and 42,900 shares issued and outstanding as adjusted (1)	–	13,243	41,469
Common stock, no par value; 20,000,000 shares authorized; 11,227,085 shares issued and outstanding as of September 30, 2008	136,771	137,228	138,202
Retained earnings	31,682	31,682	31,682
Accumulated other comprehensive loss	(1,932)	(1,932)	(1,932)
Total shareholders’ equity	166,521	180,221	209,421
Total liabilities and stockholders’ equity	$1,594,402	$1,608,102	$1,637,302

(1) Based on an assumed price of $1,000 per share and an investment in the Program of $13,700 and $42,900, respectively.

Condensed Consolidated Statements of Operations
	Nine Months Ended September 30, 2008 (Unaudited)
(Dollars in thousands except per share data)	Actual	1% as Adjusted	3% as Adjusted

Interest income	$64,932	$64,932	$64,932
Interest expense	32,268	32,268	32,268
Net interest income	32,664	32,664	32,664
Provision for loan losses	2,175	2,175	2,175
Net interest income after provision for loan losses	30,489	30,489	30,489

Noninterest income	8,754	8,754	8,754
Noninterest expense	30,376	30,376	30,376
Net income before tax expense	8,867	8,867	8,867
Income tax expense	2,473	2,473	2,473
Net income	$6,394	$6,394	$6,394

Net income attributable to preferred shareholders (1)	–	582	1,823
Net income available to common shareholders	$6,394	$5,812	$4,571

Earnings per share – basic	$0.57	$0.51	$0.40
Earnings per share – diluted	$0.57	$0.51	$0.40

(1) These amounts include dividends paid on the Preferred Stock and accretion of the discount recorded at issuance.

	Year Ended December 31, 2007 (Unaudited)
(Dollars in thousands except per share data)	Actual	1% as Adjusted	3% as Adjusted

Interest income	$94,537	$94,537	$94,537
Interest expense	50,423	50,423	50,423
Net interest income	44,114	44,114	44,114
Provision for loan losses	3,606	3,606	3,606
Net interest income after provision for loan losses	40,508	40,508	40,508

Noninterest income	8,906	8,906	8,906
Noninterest expense	38,432	38,432	38,432
Net income before tax expense	10,982	10,982	10,982
Income tax expense	3,124	3,124	3,124
Net income	$7,858	$7,858	$7,858

Net income attributable to preferred shareholders (1)	–	776	2,431
Net income available to common shareholders	$7,858	$7,082	$5,427

Earnings per share – basic	$0.69	$0.62	$0.48
Earnings per share – diluted	$0.68	$0.62	$0.47

(1) These amounts include dividends paid on the Preferred Stock and accretion of the discount recorded at issuance.

On October 23, 2008, the Company filed its application with the Treasury to participate in the Program. According to the Treasury’s Summary of Senior Preferred Terms, the Company would be required to issue Senior Preferred with the following characteristics in order to participate in the program:

•	Liquidation: the Senior Preferred will have a liquidation preference of $1,000 per share in most situations.

•	Capital Status: the capital the Company receives in exchange for the Senior Preferred will be treated as Tier 1 capital.

•
Dividends: the Company must pay cumulative dividends on the Senior Preferred at a rate of 5% per annum for the first five years and 9% per annum thereafter; dividends will be payable quarterly in arrears.

•	Redemption: the Senior Preferred may not be redeemed for at least three years; after three years, the Senior Preferred may be redeemed at 100% of the issue price, plus accrued and unpaid dividends.

•
Transferability: the Company must file a shelf registration for the Senior Preferred and, if necessary, take all action required to cause the shelf registration statement to be declared effective as soon as possible; following such shelf registration, the Senior Preferred will be freely transferable and may be sold to third parties unrelated to the U.S. government.

•
Restrictions on Dividends: while the Senior Preferred is outstanding, the Company may not declare or pay dividends on junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or common shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Senior Preferred) unless all dividends owed to the Treasury on account of the Senior Preferred are fully paid; the Company must obtain the consent of the Treasury to increase Common Stock dividends per share during the first three years after the close of the Senior Preferred sale.

•
Share Repurchases: the Company must, except in certain circumstances, obtain the Treasury’s consent for any share repurchase that the Company desires to conduct during the three years immediately following the closing of the Senior Preferred sale.

•
Voting Rights: the Senior Preferred generally will be non-voting, except that holders thereof will have the right to vote on (1) any authorization or issuances of shares ranking senior to the Senior Preferred, (2) amendments to the rights of the Senior Preferred, and (3) mergers or similar transactions “which would adversely affect the rights of the Senior Preferred.”

•
Board Seats: the holders of the Senior Preferred will have the right to elect two directors of the Company if the dividends on the Senior Preferred are not paid in full for six dividend periods, whether or not consecutive; when dividends have been paid in full for four consecutive periods, the right to elect directors will end.

In conjunction with the purchase of Senior Preferred, the Treasury also would receive warrants from the Company to purchase common stock with an aggregate market price equal to 15% of the Senior Preferred investment, subject to certain potential reductions. The warrants will have a term of 10 years, and the initial exercise price on the warrants will be the market price of the Company’s Common Stock on the date of the Senior Preferred investment calculated on a 20-trading day trailing average, subject to customary anti-dilution adjustments. On November 10, 2008, the closing price of the Company’s stock was $8.50.

If the Company participates in the Program, the Company must adopt the Treasury’s standards for executive compensation and corporate governance, for the period during which the Treasury holds any equity issued under the Program. These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers. Participating institutions must meet certain standards, which under a current proposed rule by the Treasury include (1) ensuring that incentive compensation for senior executive officers does not encourage unnecessary and excessive risks that threaten the value of the Company; (2) requiring a recovery of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate (a “clawback” policy); (3) prohibiting the Company from making any golden parachute payment to a senior executive officer as provided under section 280G(e) of the Internal Revenue Code; and (4) agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive officer. To comply with these limitations, the Company expects to take the following steps:

•
Review its existing incentive compensation programs to consider whether any modifications are needed to encourage unnecessary and excessive risks that threaten the value of the Company. It is expected that the Treasury will issue guidance for companies to help conduct this type of review as the Treasury has not defined or categorized what it would consider “unnecessary and excessive risks.”

•	Implement a clawback policy applicable to all senior executive officers.

•	Amend employment agreements with senior executive officers to affirmatively limit the amount of any parachute payments to the maximum amount permitted under the Program.

•	Agree not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive officer.

On October 23, 2008, the Board of Directors authorized the Company to issue warrants to the Treasury to meet the requirements of the Program and to amend the Company’s agreements, plans and policies regarding executive compensation to comply with the limits on executive compensation established by the Program. On November 6, 2008, the Treasury informed the Company that the Company’s application was accepted.

The actual effect of the issuance of any shares of Senior Preferred upon the rights of the holders of the Company’s Common Stock cannot be stated until the Board determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on Common Stock, diluting the voting power of Common Stock, diluting the equity interest of the existing holders of Common Stock if the Preferred Stock is convertible into Common Stock, reducing the market price of Common Stock, or impairing the liquidation rights of Common Stock.

At this point, however, there is no binding agreement or commitment with respect to the issuance of Senior Preferred to the Treasury. The Company and the Treasury must still negotiate the terms and conditions of the Company’s participation in the Program, which means that closing of the transaction is not guaranteed. Although the Company has no reason to believe that the Company will not be able to participate in the Program, no assurances can be given that the Company will be able to participate in the Program, the approximate number of shares of preferred stock that the Company may issue pursuant to the Program, or the approximate amount of consideration the Company will receive as compensation from Treasury for any such shares that may be issued by the Company under the Program.

Whether the Company ultimately issues Preferred Stock to the Treasury is irrelevant to the Board’s rationale for recommending the proposal. The Board believes that the proposal will provide flexibility needed to meet corporate objectives and is in the Company’s best interest and stockholders’ best interest. If this proposal is approved, the Company’s officers intend to promptly make appropriate filings in the State of North Carolina and take any other action necessary to implement the Articles of Amendment.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO AUTHORIZE PREFERRED STOCK AS DESCRIBED IN THIS PROPOSAL.

SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Any proposals which shareholders intend to present for a vote at the Company’s 2009 Annual Meeting of Shareholders, and which such shareholders desire to have included in the Company’s proxy materials relating to that meeting, must be received by the Company on or before December 24, 2008, which is 120 calendar days prior to the anniversary of the date of the proxy statement relating to the Company’s 2008 Annual Meeting. Proposals received after that date will not be considered for inclusion in such proxy materials.

In addition, if a shareholder intends to present a matter for a vote at the 2009 Annual Meeting of Shareholders, other than by submitting a proposal for inclusion in the Company’s Proxy Statement for that meeting, the shareholder must give timely notice in accordance with SEC rules. To be timely, a shareholder’s notice must be received by the Company’s Corporate Secretary at its principal office, Capital Bank Plaza, 333 Fayetteville Street, Suite 700, Raleigh, North Carolina 27601, on or before March 10, 2009, which is not later than the close of business on the 45th day prior to the first anniversary of the date the proxy statement relating to the Company’s 2008 Annual Meeting was released to shareholders. It is requested that such notice set forth (a) as to each matter the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; and (b) the name and record address of the shareholder, the class and number of shares of Common Stock of the Company that are beneficially owned by the shareholder and any material interest of the shareholder in such business.

INCORPORATION OF FINANCIAL INFORMATION

The Securities and Exchange Commission’s (“SEC”) rules permit the Company to incorporate by reference information into this proxy statement, which means that the Company can disclose important information to shareholders by referring shareholders to another document without stating that information in this document. Any information incorporated by reference into this proxy statement is considered to be part of this proxy statement from the date we file that document. Any reports filed by the Company with the SEC after the date of this proxy statement will automatically update and, where applicable, supersede any information contained in this proxy statement or incorporated by reference into this proxy statement.

The Company incorporates by reference the following items of Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007:

•	Item 6. Selected Financial Data;

•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	Item 7A. Quantitative and Qualitative Disclosures about Market Risk; and

•	Item 8. Financial Statements and Supplementary Data.

The Company also incorporates by reference the following items of Part I of the Company’s Quarterly Reports on Form 10-Q filed with the SEC for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008:

•	Item 1. Unaudited Condensed Consolidated Financial Statements;

•	Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

•	Item 3. Quantitative and Qualitative Disclosures about Market Risk.

The Company will deliver promptly upon written or oral request a copy of any or all documents referred to above that have been or may be incorporated by reference into this proxy statement, excluding all exhibits to those documents unless they are specifically incorporated by reference into those documents. Requests for copies should be directed to Michael R. Moore, 333 Fayetteville Street, Suite 700, Raleigh, North Carolina 27601 (telephone number 919-645-6372).

MISCELLANEOUS

As of the date hereof, the Company knows of no other business that will be presented for consideration at the Special Meeting. However, the enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the meeting: (i) matters for which the Company did not receive timely written notice; (ii) any proposal omitted from this Proxy Statement and the form of proxy pursuant to Rule 14a-8 or Rule 14a-9 under the Exchange Act; and (iii) matters incidental to the conduct of the meeting. If any such matters come before the meeting, the proxy agents named in the accompanying proxy card will vote in accordance with their judgment.

ADDITIONAL INFORMATION

Shareholders Sharing the Same Last Name and Address. Only one Proxy Statement may be delivered to multiple shareholders sharing an address unless we have received contrary instructions from one or more of the shareholders. We will deliver promptly upon written or oral request a separate copy of the Proxy Statement to a shareholder at a shared address to which a single copy of the documents was delivered. Requests for additional copies should be directed to Michael R. Moore, 333 Fayetteville Street, Suite 700, Raleigh, North Carolina 27601 (telephone number 919-645-6372). Shareholders sharing an address and currently receiving a single copy may contact Mr. Moore as described above to request that multiple copies be delivered in future years. Shareholders sharing an address and currently receiving multiple copies may request delivery of a single copy in future years by contacting Mr. Moore as described above.

ALL SHAREHOLDERS ARE ENCOURAGED TO CALL THE TOLL-FREE TELEPHONE NUMBER PRINTED ON THEIR PROXY CARD, ACCESS THE WEBSITE ADDRESS PRINTED ON THEIR PROXY CARD, OR SIGN, DATE AND RETURN THEIR PROXY SUBMITTED WITH THIS PROXY STATEMENT AS SOON AS POSSIBLE . IF A SHAREHOLDER ATTENDS THE SPECIAL MEETING, THE SHAREHOLDER MAY REVOKE THE PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Nancy A. Snow
Vice President and Corporate Secretary
November 12 , 2008

APPENDIX A
ARTICLES OF AMENDMENT
OF
CAPITAL BANK CORPORATION

Pursuant to Section 55-10-06 of the North Carolina Business Corporation Act, the undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its articles of incorporation:

1.	The name of the corporation is Capital Bank Corporation.

2.	The articles of incorporation of the corporation are hereby amended by deleting Article 4 in its entirety and substituting in lieu thereof Article 4 as set forth on the attached Exhibit A.

3.
The foregoing amendment was approved and adopted on October 23, 2008 by the corporation’s Board of Directors and on [        ], 2008 by the corporation’s shareholders in the manner prescribed by Chapter 55 of the North Carolina General Statutes and the corporation’s articles of incorporation.

4.	These Articles of Amendment will become effective upon filing.

This is the [        ] day of [        ],2008.

CAPITAL BANK CORPORATION

By:
B. Grant Yarber
Chief Executive Officer

Exhibit A

4.           The capital stock of the corporation shall be designated as follows:

(a)           Common stock. The corporation shall have authority to issue twenty million (20,000,000) shares of common stock with no par value per share.

(b)           Preferred stock.

(1)           The corporation shall have authority to issue 100,000 shares of preferred stock. The shares of preferred stock of the corporation may be issued from time to time in one or more classes or series, the shares of each class or series to have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations, or restrictions thereof) as are stated in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors as provided in Paragraph (b)(2) of this Article 4.

(2)           Authority is granted to the Board of Directors of the corporation, subject to the provisions of this Article 4 and to the limitations prescribed by the North Carolina Business Corporation Act, to authorize the issuance of one or more classes, or one or more series within a class, of preferred stock and with respect to each such class or series to fix by resolution or resolutions the voting powers, full or limited, if any, of the shares of such class or series to determine and fix by resolution or resolutions the designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations, or restrictions thereof) of such shares. This paragraph is intended to afford to the Board of Directors the maximum authority permitted under Section 55-6-02 of the North Carolina General Statutes.

↑ Detach above card, sign, date and mail in postage-paid envelope provided. ↑

REVOCABLE PROXY
CAPITAL BANK CORPORATION

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS
SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints B. Grant Yarber and Michael R. Moore, and each of them, as attorney and proxy of the undersigned, with the full power of substitution, to represent the undersigned and to vote all of the shares of stock in Capital Bank Corporation which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held at Capital Bank Plaza located at the Third Floor Conference Center, 333 Fayetteville Street , Raleigh, NC 27601 on December 10 , 2008 at 3:00 p.m. local time, and any adjournments or postponements thereof (1) as hereinafter specified upon the proposal listed below and as more particularly described in the Company’s Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting and any adjournment or postponement thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

CAPITAL BANK CORPORATION
333 FAYETTEVILLE STREET
RALEIGH, NC 27601

VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAPITAL BANK CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL LISTED.

(1)	To approve an amendment to the Company’s Articles of Incorporation to authorize 100,000 shares of preferred stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DISCRETIONARY AUTHORITY IS CONFERRED BY THIS PROXY WITH RESPECT TO CERTAIN MATTERS, AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS BELOW. WHEN SHARES ARE HELD BY JOINT TENANTS, BOTH SHOULD SIGN.

WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF SIGNER IS A CORPORATION, PLEASE SIGN THE FULL CORPORATE NAME BY THE PRESIDENT OR OTHER AUTHORIZED OFFICER. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN THE PARTNERSHIP NAME BY AN AUTHORIZED PERSON.

Please be sure to sign and date this Proxy in the box below.

Signature (Please sign within box)	Date	Signature (Joint Owners)	Date